Exhibit 99.1

Valens Semiconductor Reports First Quarter 2026 Results

Key Financial Highlights:

●	Q1 2026 revenues: $16.9 million, exceeding the top end of our guidance

●	Q1 2026 gross margin: 62.2% GAAP; 65.2% non-GAAP, exceeding the top end of our guidance

●	Cash, cash equivalents and short-term deposits as of March 31, 2026: $86.1 million

HOD HASHARON, Israel, May 13, 2026 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the first quarter ended March 31, 2026.

“The first quarter of 2026 exceeded our expectations, as we once again beat the top end of our guidance,” said Yoram Salinger, CEO of Valens Semiconductor. “In Audio-Video, we’re continuing to see increased adoption of our VS6320 and VS3000 chipsets, as additional products based on these chips hit the market. In automotive, Valens is focused on pushing the MIPI A-PHY ecosystem forward. In Q1, we publicly demonstrated the first three-company interoperable SerDes link, reinforcing one of the core value propositions of any industry standard by introducing a multi-vendor ecosystem for OEMs.”

Q1 2026 Financial Highlights:

●	Q1 2026 revenues reached $16.9 million, exceeding our guidance of $16.3-$16.7 million, compared to $19.4 million in Q4 2025 and $16.8 million in Q1 2025.

○	Q1 2026 Cross-Industry Business (“CIB”) revenues accounted for approximately 65% of total revenues at $11.0 million compared to $13.9 million in Q4 2025 and $11.7 million in Q1 2025.

○	Q1 2026 Automotive revenues accounted for approximately 35% of total revenues at $5.9 million, compared to $5.5 million in Q4 2025 and $5.1 million in Q1 2025.

●	Q1 2026 GAAP gross margin was 62.2% (non-GAAP gross margin was 65.2%), above the guidance of 57%-59%. This is compared to a GAAP gross margin of 60.5% for Q4 2025 and 62.9% for Q1 2025 (non-GAAP gross margin of 63.9% in Q4 2025 and 66.7% in Q1 2025). On a segment basis, Q1 2026 gross margin from the CIB was 70.8% and gross margin from Automotive was 46.2%. This compares to Q4 2025 gross margins on a segment basis of 66.4% and 45.9%, respectively, and Q1 2025 gross margins on a segment basis of 69.1% and 48.4%, respectively. The increase in gross margin of the CIB compared to Q4 2025 was primarily due to product mix.

●	Q1 2026 GAAP net loss amounted to $(8.3) million, compared to a net loss of $(8.8) million in Q4 2025 and a net loss of $(8.3) million in Q1 2025.

●	Q1 2026 adjusted EBITDA was a loss of $(5.5) million, which was lower than the previous guidance range of a $(7.9)-$(7.5) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(4.3) million in Q4 2025 and an adjusted EBITDA loss of $(4.3) million in Q1 2025.

●	Cash, cash equivalents and short-term deposits as of March 31, 2026, were $86.1 million and no debt. This compares to a cash balance of $92.6 million as of December 31, 2025 and $112.5 million as of March 31, 2025.

Financial Outlook for Q2 2026

For Q2 2026, Valens expects revenues to range between $17.2 million to $17.6 million, gross margin to range between 60% to 62%, and adjusted EBITDA loss to range between $(4.9) million to $(4.4) million.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, May 13, 2026, at 8:30 a.m. Eastern Time (ET) to discuss its first quarter 2026 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time)- USA & Canada (Toll-Free): (888) 672-2415; United States (New York): (646) 307-1952; United Kingdom (Toll-Free): +44 800 524 4763; United Kingdom (London): +44 20 8610 3532; Israel (Tel Aviv): +972 3 375 1755; Conference ID: 9028589.

A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking HERE. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2025 (including its full year 2025 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 25, 2026, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2025 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our anticipated growth projections, our ability to concentrate our resources on our core businesses, our expectations regarding future revenues, gross margin, and adjusted EBITDA loss, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty, including with respect to China-Taiwan relations and increasing trade and other tariff-related tensions (as our current guidance assumes the estimated production and/or demand impact on us of current tariff conditions); political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2026	2025
Revenues	16,859	16,828
Gross Profit	10,487	10,582
Gross Margin	62.2%	62.9%
Net Loss	(8,290)	(8,308)
Working Capital(1)	91,279	119,820
Cash, Cash Equivalents and Short-Term Deposits(2)	86,117	112,540
Net Cash Used in Operating Activities	(5,132)	(7,611)
Non-GAAP Financial Data
Non-GAAP Gross Margin(3)	65.2%	66.7%
Adjusted EBITDA Loss(4)	(5,466)	(4,346)
Non-GAAP Loss Per Share(5) (in U.S. Dollars)	$(0.05)	$(0.03)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation and amortization expenses, divided by revenue. For the three months ended March 31, 2026, and 2025, share-based compensation and depreciation and amortization expenses were $508 thousand and $650 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee, and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and in earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2026	2025

REVENUES	16,859	16,828
COST OF REVENUES	(6,372)	(6,246)
GROSS PROFIT	10,487	10,582
OPERATING EXPENSES:
Research and development expenses	(10,294)	(10,590)
Sales and marketing expenses	(5,396)	(5,607)
General and administrative expenses	(4,017)	(3,667)
Change in earnout liability	282	(174)
TOTAL OPERATING EXPENSES	(19,425)	(20,038)
OPERATING LOSS	(8,938)	(9,456)
Financial income, net	673	1,238
LOSS BEFORE INCOME TAXES	(8,265)	(8,218)
INCOME TAXES	(27)	(93)
LOSS AFTER INCOME TAXES	(8,292)	(8,311)
Equity in earnings of investee	2	3
NET LOSS	(8,290)	(8,308)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE(6) (in U.S. Dollars)	$(0.08)	$(0.08)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	105,047,377	105,255,959
Change in unrealized losses on cash flow hedges	(364)	(542)
TOTAL COMPREHENSIVE LOSS	(8,654)	(8,850)

[6]	See footnote 5

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	28,970	27,863
Short-term deposits	57,147	64,733
Restricted Short-term deposit	1,144	1,132
Trade accounts receivable	10,475	9,971
Inventories	10,906	10,117
Prepaid expenses and other current assets	4,316	4,842
TOTAL CURRENT ASSETS	112,958	118,658
LONG-TERM ASSETS:
Property and equipment, net	2,776	2,901
Operating lease right-of-use assets	6,645	6,901
Intangible assets	3,526	3,762
Goodwill	1,847	1,847
Other assets	668	632
TOTAL LONG-TERM ASSETS	15,462	16,043
TOTAL ASSETS	128,420	134,701

LIABILITIES AND EQUITY
CURRENT LIABILITIES	21,679	22,934
LONG-TERM LIABILITIES
Non-current operating leases liabilities	6,390	6,717
Other long-term liabilities	111	67
TOTAL LONG-TERM LIABILITIES	6,501	6,784
TOTAL LIABILITIES	28,180	29,718

TOTAL SHAREHOLDERS’ EQUITY	100,240	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,420	134,701

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars in thousands)

	Three Months Ended March 31,
	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(8,290)	(8,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	618	770
Stock-based compensation	3,136	4,166
Exchange rate differences	149	140
Realized and unrealized Loss (gain) on non-designated derivative instruments	5	(204)
Interest on short-term deposits	(327)	517
Change in earnout liability	(282)	174
Reduction in the carrying amount of ROU assets	310	418
Equity in earnings of investee, net of dividend received	(2)	(3)
Changes in operating assets and liabilities:
Trade accounts receivable	(509)	(1,800)
Prepaid expenses and other current assets	235	825
Inventories	(789)	(762)
Other assets	(24)	(115)
Current Liabilities	973	(3,196)
Change in operating lease liabilities	(379)	(230)
Other long-term liabilities	44	(3)
Net cash used in operating activities	(5,132)	(7,611)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(5,664)	(30,005)
Maturities of short-term deposits	13,565	53,278
Purchase of property and equipment	(437)	(357)
Derivative instruments of non-designated hedges	(5)	(265)
Net cash provided by investing activities	7,459	22,651
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(9,585)
Earnout Payment	(1,962)	-
Exercise of stock options	775	188
Net cash provided by (used in) financing activities	(1,187)	(9,397)

Effect of exchange rate changes on cash and cash equivalents	(33)	(69)
INCREASE IN CASH AND CASH EQUIVALENTS	1,107	5,574
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	28,970	40,997

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	180	62
Operating lease liabilities arising from obtaining operating right-of-use assets	54	213

VALENS SEMICONDUCTOR LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended March 31,
	2026	2025

Net Loss	(8,290)	(8,308)
Adjusted to exclude the following:
Change in earnout liability	(282)	174
Financial income, net	(673)	(1,238)
Income taxes	27	93
Equity in earnings of investee	(2)	(3)
Depreciation and amortization	618	770
Stock-based compensation expenses	3,136	4,166
Adjusted EBITDA Loss	(5,466)	(4,346)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended March 31,
GAAP Loss per Share	2026	2025

GAAP Net Loss used for computing Loss per Share	(8,290)	(8,308)

Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.08)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	105,047,377	105,255,959

	Three Months Ended March 31,
Non-GAAP Loss per Share(7)	2026	2025

GAAP Net Loss	(8,290)	(8,308)
Adjusted to exclude the following:
Stock based compensation	3,136	4,166
Depreciation and amortization	618	770
Change in earnout liability	(282)	174
Total Non-GAAP Loss used for computing Loss per Share	(4,818)	(3,198)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	$(0.05)	$(0.03)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	105,047,377	105,255,959

[7]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, and the change in fair value of earnout liability divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Miri Segal

MS-IR IR for Valens

msegal@ms-ir.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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